Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attention: Linda Cvrkel/Claire Erlanger

Re:	China Automotive Systems, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2008
Filed March 26, 2009
File No. 000-33123

Dear Ms. Cvrkel and Ms. Erlanger:

The Company is responding to the letter from the Staff of the Securities and Exchange Commission, (the “Commission”) dated March 31, 2010, providing comments in response to the Company’s response letter dated March 17, 2010.

For your convenience, the Company has repeated the comments from the Staff’s March 31, 2010 letter immediately prior to its responses below.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

-	Results of Operations

1.
We note from your response to our prior comment 1 that after sales service expenses are the estimated costs of product warranties arising from the Company’s commitment to provide repair and maintenance services and other services within a certain period after the Company’s products were sold.  In light of the fact that these appear to be product warranty costs directly related to the product and you present a gross profit subtotal on your statements of earnings, we believe these costs should be included in the cost of sales line item.  Also, as these expenses appear to be material to gross profit for both 2008 and 2007 we believe that you should revise your Form 10-K for the year ended December 31, 2009 to present these costs appropriately.

Response to Item 1
As discussed in a telephone conversation between the Company’s independent auditors and a member of the Staff on May 3, 2010, the Company intends to include product warranty cost in cost of sales in future filings. Accordingly, the Company has included product warranty cost in cost of sales in its consolidated statement of income for the three months ended March 31, 2010 set forth in the Company’s Form 10-Q for the period ended March 31, 2010, filed on May 6, 2010.  The Company also has reclassified product warranty cost for the three months ended March 31,  2009 as set forth in the Form 10-Q to conform to the presentation of the current period.  Thereafter, when filing its consolidated statement of income on Form 10Q and Form 10K for subsequent periods in 2010, the Company intends to reclassify the product warranty in the corresponding periods in year 2009 to conform to the presentation of the relevant periods in 2010.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis
-	Results of Operations

2.
We note that in response to one of our prior comments you revised your results of operations section of MD&A to include a discussion of the changes in the cost of sales line item, in addition to a discussion of the changes in gross profit.  However, it does not appear that you revised this section to discuss and analyze the results of operations for each operating segment disclosed in the notes to the financial statements.  Please confirm that you will comply in future filings.

Response to Item 2
The Company notes the Staff’s comment and has discussed and analyzed the results of operations of each operating segment disclosed in the notes to the financial statements in the Company’s recently filed Form 10-Q for the period ended March 31, 2010.  The Company confirms that it intends to do so in future filings.

Notes to the Financial Statements

-	General

3.
We note that you had previously responded that you would revise future filings to disclose the existence of the potential control relationship with respect to Hanlin Chen’s 58% ownership of your outstanding common stock.  However, it does not appear from the notes to the financial statements that you have included the requested disclosure.  As previously requested, please revise the notes to the financial statements in future filings to disclose the existence of this potential control relationship with respect to your outstanding common shares.

Response to Item 3
The Company notes the Staff’s comment and has disclosed the existence of the potential control relationship with respect to Hanlin Chen’s 55.99% ownership of the Company’s outstanding common stock in Note 27 to the consolidated financial statements included in the Company’s recently filed Form 10-Q for the period ended March 31, 2010.  In addition, the Company notes that similar disclosure was already included in “ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS” in the Company’s Form 10-K for the year ended December 31, 2009.

Note 2. Basis of Presentation and Significant Accounting Policies

-	Fair Value of Financial Instruments, page 59

4.
We note that you have revised your disclosure in Note 2 to include some of the fair value disclosures set forth in ASC 820-10-50.  However, it does not appear from your disclosure that you have included all the required disclosures.  Please revise future filings to include the disclosures set forth in ASC 802-10-50-2 which include:

•
For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to any of the following:

1.
Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities)

2.	Purchases, sales, issuances, and settlements (net)
3.	Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs).
•
The amount of the total gains or losses for the period in included in earnings (or changes in net assets) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income (or activities)

•	In annual periods only, the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.
Also, it does not appear from your disclosure in Note 2 that you have separately presented the fair value of the derivative liabilities related to the convertible notes payable.  Please revise future filings to include this amount in your fair value measurement disclosures.

Response to Item 4
The Company notes the Staff’s comment and confirms that it will revise future filings to include all the fair value disclosures set forth in ASC 802-10-50-2 and separately present the fair value of the derivative liabilities related to the convertible notes payable.

Please contact me at +8613307218527 should you have any questions about this letter.

Thank you for your attention to our filing.

Date:	May 7, 2010

By: /s/ Jie Li
Jie Li
Chief Financial Officer